SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13E-3

RULE 13E-3 TRANSACTION STATEMENT UNDER SECTION 13(E)

OF THE SECURITIES ACT OF 1934

(Amendment No. 4)

PowerSchool Holdings, Inc.

(Name of the Issuer)

PowerSchool Holdings, Inc.

Vista Equity Partners Fund VI, L.P.

Vista Equity Partners Fund VI-A, L.P.

VEPF VI FAF, L.P.

Severin Topco, LLC

VEP Group, LLC

Robert F. Smith

Pinnacle Holdings I L.P.

Onex Partners IV Select LP

Onex US Principals LP

Onex Partners IV LP

Onex Partners IV GP LP

Onex Partners IV PV LP

Onex Powerschool LP

OPH B LP

Onex Partners Canadian GP Inc.

Onex American Holdings GP LLC

Onex Private Equity Holdings LLC

Onex Partners IV GP Ltd.

Onex Partners IV GP LLC

Onex Corporation

Gerald W. Schwartz

Bain Capital Investors, LLC

Bain Capital XIII General Partner, LLC

Bain Capital Fund XIII, L.P.

BCPE Polymath Topco GP, LLC

BCPE Polymath Topco, LP

BCPE Polymath Parent, LLC

BCPE Polymath Intermediate, LLC

BCPE Polymath Buyer, Inc.

(Names of Persons Filing Statement)

Class A Common Stock, par value $0.0001 per share

(Title of Class of Securities)

73939C106

(CUSIP Number of Class of Securities)

PowerSchool Holdings, Inc.

Hardeep Gulati

Chief Executive Officer

150 Parkshore Drive

Folsom, CA 95630

(877) 873-1550

Bain Capital Investors, LLC

Bain Capital XIII General Partner, LLC

Bain Capital Fund XIII, L.P.

BCPE Polymath Topco GP, LLC

BCPE Polymath Topco, LP

BCPE Polymath Parent, LLC

BCPE Polymath Intermediate, LLC

BCPE Polymath Buyer, Inc.

c/o Bain Capital Investors, LLC

200 Clarendon Street

Boston, MA 02199

(617) 516-2000

Vista Equity Partners Fund VI, L.P.

Vista Equity Partners Fund VI-A, L.P.

VEPF VI FAF, L.P.

Severin Topco, LLC

VEP Group, LLC

c/o Vista Equity Partners

4 Embarcadero Center, 20th Floor

San Francisco, CA 94111

(415) 765-6500

Robert F. Smith

c/o Vista Equity Partners

401 Congress Drive, Suite 3100

Austin, TX 78701

(512) 730-2400

Pinnacle Holdings I L.P.

Onex Partners IV Select LP

Onex US Principals LP

Onex Partners IV LP

Onex Partners IV GP LP

Onex Partners IV PV LP

Onex Powerschool LP

OPH B LP

Onex American Holdings GP LLC

Onex Private Equity Holdings LLC

Onex Partners IV GP LLC

712 Fifth Avenue, 40th Floor

New York, NY 10019

(212) 582-2211

Onex Partners IV GP Ltd.

Onex Partners Canadian GP Inc.

Onex Corporation

Gerald W. Schwartz

161 Bay Street, 49th Floor

Toronto, Ontario, Canada M5J 2S1

(416) 362-7711

(Name, Address, and Telephone Numbers of Person Authorized to Receive Notices and Communications on Behalf of the Persons Filing Statement)

With copies to

Damien R. Zoubek Sanjay Murti Freshfields Bruckhaus Deringer US LLP 175 Greenwich Street New York, NY 10007 (212) 277-4000	Thomas Holden Thomas Fraser Ropes & Gray LLP Three Embarcadero Center San Francisco, CA 94111 (415) 315-6300	Daniel Wolf, P.C. David M. Klein, P.C. Kirkland & Ellis LLP 601 Lexington Avenue New York, NY 10022 (212) 446-4800

This statement is filed in connection with (check the appropriate box):

a.	☒	The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C or Rule 13e-3(c) under the Securities Exchange Act of 1934.

b.	☐	The filing of a registration statement under the Securities Act of 1933.

c.	☐	A tender offer.

d.	☐	None of the above.

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: ☐

Check the following box if the filing is a final amendment reporting the results of the transaction: ☒

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of this transaction, passed upon the merits or fairness of this transaction, or passed upon the adequacy or accuracy of the disclosure in this transaction statement on Schedule 13E-3. Any representation to the contrary is a criminal offense.

INTRODUCTION

This Amendment No. 4 (this “Final Amendment”) to the Transaction Statement on Schedule 13E-3 (as amended, the “Transaction Statement”) is being filed with the U.S. Securities and Exchange Commission (the “SEC”) pursuant to Section 13(e) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), jointly by the following persons (each, a “Filing Person,” and collectively, the “Filing Persons”): (1) PowerSchool Holdings, Inc., a Delaware corporation (“PowerSchool” or the “Company”) and the issuer of the Class A common stock, par value $0.0001 per share (the “Class A Common Stock”) that is the subject of the Rule 13e-3 transaction; (2) Vista Equity Partners Fund VI, L.P., a Cayman Islands exempted limited partnership (“VEPF VI”); (3) Vista Equity Partners Fund VI-A, L.P., a Cayman Islands exempted limited partnership (“VEPF VI-A”); (4) VEPF VI FAF, L.P., a Cayman Islands exempted limited partnership (“VEPF FAF”); (5) Severin Topco, LLC, a Delaware limited liability company (“Severin Topco”); (6) VEP Group, LLC, a Delaware limited liability company; (7) Robert F. Smith; (8) Pinnacle Holdings I L.P., a Delaware limited partnership (“Pinnacle Holdings”); (9) Onex Partners IV Select LP, a Cayman Islands exempted limited partnership (“Onex Partners IV Select”); (10) Onex US Principals LP, a Delaware limited partnership (“Onex US Principals”); (11) Onex Partners IV LP, a Cayman Islands exempted limited partnership (“Onex Partners IV”); (12) Onex Partners IV GP LP, a Cayman Islands exempted limited partnership (“Onex Partners IV GP”); (13) Onex Partners IV PV LP, a Delaware limited partnership (“Onex Partners IV PV”); (14) Onex Powerschool LP, a Delaware limited partnership (“Onex Powerschool”); (15) OPH B LP; (16) Onex Partners Canadian GP Inc., a corporation organized under the laws of the Province of Ontario; (17) Onex American Holdings GP LLC, a Delaware limited liability company; (18) Onex Private Equity Holdings LLC, a Delaware limited liability company; (19) Onex Partners IV GP Ltd., a Cayman Islands exempted limited partnership; (20) Onex Partners IV GP LLC, a Delaware limited liability company; (21) Onex Corporation, a corporation organized under the laws of the Province of Ontario; (22) Gerald W. Schwartz; (23) Bain Capital Investors, LLC, a Delaware limited liability company; (24) Bain Capital XIII General Partner, LLC, a Delaware limited liability company; (25) Bain Capital Fund XIII, L.P., a Delaware limited partnership; (26) BCPE Polymath Topco GP, LLC, a Delaware limited liability company; (27) BCPE Polymath Topco, LP, a Delaware limited partnership (“BCPE Topco”); (28) BCPE Polymath Parent, LLC, a Delaware limited liability company; (29) BCPE Polymath Intermediate, LLC, a Delaware limited liability company; and (30) BCPE Polymath Buyer, Inc., a Delaware corporation (“Parent”).

The Transaction Statement, including this Final Amendment, relates to the Agreement and Plan of Merger, dated June 6, 2024 (including all exhibits and documents attached thereto, and as it may be amended from time to time, the “Merger Agreement”), by and among Parent, BCPE Polymath Merger Sub, Inc., a Delaware corporation and wholly owned subsidiary of Parent (“Merger Sub”) and PowerSchool. Pursuant to the Merger Agreement, on October 1, 2024, Merger Sub merged with and into PowerSchool, with PowerSchool continuing as the surviving corporation (the “Surviving Corporation”) and as a subsidiary of Parent (the “Merger”). As a result of the Merger, Merger Sub ceased to exist as an independent entity and, therefore, is no longer a filing person.

This Final Amendment is being filed pursuant to Rule 13e-3(d)(3) under the Exchange Act to report the results of the Merger and to reflect certain updates as detailed below. Except as otherwise set forth herein, the information set forth in the Transaction Statement remains unchanged and is incorporated by reference into this Final Amendment. All information set forth in this Final Amendment should be read together with the information contained in or incorporated by reference into the Transaction Statement.

While each of the Filing Persons acknowledges that the Merger is a “going private” transaction for purposes of Rule 13e-3 under the Exchange Act, the filing of this Final Amendment and the Transaction Statement shall not be construed as an admission by any Filing Person, or by any affiliate of a Filing Person, that, prior to the Merger, the Company was “controlled” by any of the Filing Persons and/or their respective affiliates.

On September 4, 2024, the Company filed a definitive information statement (the “Information Statement”) under Section 14(c) of the Exchange Act relating to the Merger Agreement and transactions contemplated thereby, including the Merger, and the accompanying Amendment No. 3 to the Transaction Statement on Schedule 13E-3. The Information Statement is attached hereto as Exhibit (a)(i). A copy of the Merger Agreement is attached to the Information Statement as Annex A. Terms used but not defined in this Transaction Statement have the meanings assigned to them in the Information Statement.

The information concerning PowerSchool contained in, or incorporated by reference into, this Transaction Statement and the Information Statement was supplied by PowerSchool. Similarly, all information concerning each other Filing Person contained in, or incorporated by reference into, this Transaction Statement and the Information Statement was supplied by such Filing Person.

Item 10. Source and Amounts of Funds or Other Consideration

(a) — (b), (d) Source of funds; Conditions; Borrowed funds. Items 10(a), (b) and (d) are hereby amended and supplemented as follows:

Concurrently with the filing of this Final Amendment, the Company is filing with the SEC a Current Report on Form 8-K (the “Form 8-K”). Item 1.01 of the Form 8-K is hereby incorporated by reference.

Item 15. Additional Information

(c) Other material information. Item 15(c) is hereby amended and supplemented as follows:

On October 1, 2024, the Company filed a Certificate of Merger with the Secretary of State of the State of Delaware, pursuant to which the Merger became effective. As a result of the Merger, the Company became a subsidiary of Parent.

At the effective time of the Merger (the “Effective Time”), each issued and outstanding share of Class A Common Stock (including each share of Class A Common Stock resulting from the exchange of limited liability company units of PowerSchool Holdings LLC (“LLC Units”)), other than (i) any shares of Class A Common Stock held by the Company as treasury stock or owned by Parent or any of its affiliates or subsidiaries (including Merger Sub), in each case as of immediately prior to the Effective Time, (ii) certain shares of Class A Common Stock (the “Rollover Shares”), which were transferred together with certain LLC Units (the “Rollover Units”) to BCPE Topco and/or its subsidiaries, immediately prior to the Effective Time pursuant to support and rollover agreements entered into in connection with the Merger Agreement and (iii) shares of Class A Common Stock held by holders who have not consented to the adoption of the Merger Agreement in writing and who have properly exercised appraisal rights with respect to their shares in accordance with, and who have complied with, Section 262 of, the General Corporation Law of the State of Delaware, was automatically cancelled, extinguished and converted into the right to receive $22.80 in cash without interest thereon (the “Per Share Price”), after giving effect to any required withholding taxes.

At the Effective Time, pursuant to the terms of the Merger Agreement, each share of Class B common stock, par value $0.0001 per share, of the Company issued and outstanding as of immediately prior to the Effective Time, was automatically cancelled and no payment was made with respect thereto.

Immediately prior to the Effective Time, all Rollover Shares and Rollover Units were transferred to BCPE Topco and/or its subsidiaries and, at the Effective Time, were automatically cancelled without any conversion thereof or consideration paid therefor. In exchange for the delivery of such Rollover Shares and Rollover Units to BCPE Topco and/or its subsidiaries, such holders of the Rollover Shares and the Rollover Units were issued certain equity interests of BCPE Topco and/or its subsidiaries. The aggregate value of the Rollover Shares and the Rollover Units cancelled and exchanged for equity interests of BCPE Topco and/or its subsidiaries at the Effective Time was approximately $1.68 billion.

At the Effective Time, each award of restricted stock units of the Company (the “Company RSUs”) that was outstanding and vested immediately prior to the Effective Time or that vested in accordance with its terms as a result of the completion of the Merger (a “Vested Company RSU”) was automatically cancelled and converted into the right to receive an amount in cash (without interest and subject to applicable withholding taxes) equal to the product of (i) the Per Share Price and (ii) the total number of shares of Class A Common Stock subject to such Vested Company RSU as of immediately prior to the Effective Time.

At the Effective Time, each award of Company RSUs outstanding immediately prior to the Effective Time that was not a Vested Company RSU (an “Unvested Company RSU”) was automatically cancelled and converted into the right to receive an amount in cash (without interest and subject to applicable withholding taxes) equal to the product of (i) the Per Share Price and (ii) the total number of shares of Class A Common Stock subject to such Unvested Company RSU as of immediately prior to the Effective Time (the “Cash Replacement Company RSU Amount”), which Cash Replacement Company RSU Amount, subject to the holder’s continued service through the applicable vesting dates, vests and becomes payable at the same time as the Unvested Company RSU for which the Cash Replacement Company RSU Amount was exchanged would have vested and been payable pursuant to its terms, and otherwise generally has the same terms and conditions as applied to the Unvested Company RSU for which it was exchanged.

At the Effective Time, each award of market share units of the Company (“Company MSUs”) outstanding as of immediately prior to the Effective Time was automatically cancelled and converted into a restricted stock unit award with respect to the common equity in Parent, the Surviving Corporation or one of its subsidiaries or a direct or indirect parent entity of Parent (the “Replacement Company MSU Award”), with the number of shares or units covered by such Replacement Company MSU Award equal to the quotient of (i) the product of (A) the Per Share Price and (B) the total number of shares of Class A Common Stock subject to such Company MSU as of immediately prior to the Effective Time (with the performance factor based on the Per Share Price) and (ii) the fair market value of such share or unit as of the Effective Time. The Replacement Company MSU Award, subject to the holder’s continued service through the applicable vesting dates, vests and settles at the same time as the Company MSUs for which such Replacement Company MSU Award was exchanged would have vested and been settled pursuant to its terms, and otherwise generally has the same terms and conditions (including with respect to service-based vesting conditions but excluding any performance-based vesting conditions) as applied to the Company MSU for which it was exchanged.

At the Effective Time, each award of performance share units of the Company (“Company PSUs”) outstanding as of immediately prior to the Effective Time was automatically cancelled and converted into a performance stock unit award with respect to the common equity in Parent, the Surviving Corporation or one of its subsidiaries or a direct or indirect parent entity of Parent (the “Replacement Company PSU Award”), with the number of shares or units covered by such Replacement Company PSU Award equal to the quotient of (i) the product of (A) the Per Share Price and (B) the total number of shares of Class A Common Stock subject to such Company PSU as of immediately prior to the Effective Time (assuming target level of performance) and (ii) the fair market value of such share or unit as of the Effective Time. The Replacement Company PSU Award, subject to the holder’s continued service through the applicable vesting dates and satisfaction of the applicable performance condition applicable to such Company PSUs, vests and settles at the same time as the Company PSUs for which such Replacement Company PSU Award was exchanged would have vested and been settled pursuant to its terms, and otherwise generally has the same terms and conditions (including with respect to service-based and performance-based vesting conditions) as applied to the Company PSU for which it was exchanged.

On October 1, 2024, the Company notified the New York Stock Exchange (the “NYSE”) that the Merger had been completed. As a result, the NYSE suspended trading of the Class A Common Stock prior to the opening of trading on October 1, 2024. The Company requested that the NYSE file with the SEC a Notification of Removal from Listing and/or Registration under Section 12(b) of the Exchange Act on Form 25 with respect to the delisting of all shares of Class A Common Stock from the NYSE and the deregistration of such shares under Section 12(b) of the Exchange Act. The deregistration will become effective 90 days after the filing of the Form 25 or such shorter period as may be determined by the SEC. Following the effectiveness of the Form 25 with respect to the delisting, the Company intends to file with the SEC a certification on Form 15 requesting the termination of registration of the Class A Common Stock under Section 12(g) of the Exchange Act and the suspension of reporting obligations under Sections 13 and 15(d) of the Exchange Act.

In addition, on October 1, 2024, the Company issued a press release announcing the closing of the Merger. The press release is attached as Exhibit 99.1 to the Form 8-K, filed concurrently with the SEC, and is incorporated by reference herein as Exhibit (a)(iv) hereto.

Item 16. Exhibits

The following exhibits are filed herewith:

(a)(i)	Definitive Information Statement of PowerSchool Holdings, Inc. (included in the Schedule 14C filed on September 4, 2024 and incorporated herein by reference).

(a)(ii)	Notice of Written Consent and Appraisal Rights (included in the Information Statement and incorporated herein by reference).

(a)(iii)	Current Report on Form 8-K, dated October 1, 2024 (filed on October 1, 2024 and incorporated herein by reference).

(a)(iv)	Press Release, dated October 1, 2024, (included as Exhibit 99.1 to PowerSchool Holdings Inc.’s Current Report on Form 8-K filed on October 1, 2024 and incorporated herein by reference).

(b)(i)+	Equity Commitment Letter, dated as of June 6, 2024, by and among BCPE Polymath Buyer, Inc., Bain Capital Fund XIII, L.P. and Bain Capital Fund (Lux) XIII, SCSp.

(b)(ii)+	Limited Guarantee, dated as of June 6, 2024, entered into by Bain Capital Fund XIII, L.P. and Bain Capital Fund (Lux) XIII, SCSp in favor of PowerSchool Holdings, Inc.

(b)(iii)+	Commitment Letter, dated as of June 6, 2024, by and among BCPE Polymath Buyer, Inc., Ares Capital Management LLC, Blackstone Alternative Credit Advisors LP, Blue Owl Credit Advisors LLC, Golub Capital LLC, HPS Investment Partners LLC and Sixth Street Partners, LLC.

(c)(i)	Opinion of Goldman Sachs & Co. LLC, dated June 6, 2024 (included as Annex B to the Information Statement and incorporated herein by reference).

(c)(ii)	Opinion of Centerview Partners LLC, dated June 6, 2024 (included as Annex C to the Information Statement and incorporated herein by reference).

(c)(iii)+	Discussion Materials prepared by Goldman Sachs & Co. LLC for the Board of Directors, dated March 5, 2024.

(c)(iv)+	Tax Receivable Presentation by Ernst & Young LLP for the Board of Directors, dated April 9, 2024.

(c)(v)*+	Presentation to the Board of Directors by Goldman Sachs & Co. LLC, dated April 17, 2024.

(c)(vi)*+	Presentation to the Board of Directors by Goldman Sachs & Co. LLC, dated April 24, 2024.

(c)(vii)+	Discussion materials prepared by Centerview Partners LLC for the Special Committee of the Board of Directors, dated May 1, 2024

(c)(viii)+	Discussion materials prepared by Centerview Partners LLC for the Special Committee of the Board of Directors, dated May 3, 2024.

(c)(ix)+	Discussion materials prepared by Centerview Partners LLC for the Special Committee of the Board of Directors, dated May 6, 2024.

(c)(x)+	Discussion materials prepared by Centerview Partners LLC for the Special Committee of the Board of Directors, dated June 5, 2024.

(c)(xi)+	Discussion materials prepared by Centerview Partners LLC for the Special Committee of the Board of Directors, dated June 6, 2024.

(c)(xii)*+	Presentation to the Board of Directors by Goldman Sachs & Co. LLC, dated June 6, 2024.

(d)(i)	Agreement and Plan of Merger, dated as of June 6, 2024, by and among PowerSchool Holdings, Inc., BCPE Polymath Buyer, Inc. and BCPE Polymath Merger Sub, Inc. (included as Annex A to the Information Statement and incorporated herein by reference).

(d)(ii)	Support and Rollover Agreement, by and among PowerSchool Holdings, Inc., BCPE Polymath Buyer, Inc., and BCPE Polymath Merger Sub, Inc., Vista Consulting Group, LLC, the stockholder parties thereto and the other signatory parties thereto, dated June 6, 2024. (included as Annex D to the Information Statement and incorporated herein by reference).

(d)(iii)	Support and Rollover Agreement, by and among PowerSchool Holdings, Inc., BCPE Polymath Buyer, Inc., and BCPE Polymath Merger Sub, Inc., Onex Partners Manager LP., the stockholder parties thereto and the other signatory parties thereto, dated June 6, 2024. (included as Annex E to the Information Statement and incorporated herein by reference).

(d)(iv)	Amendment No. 1 to the Tax Receivable Agreement, by and among PowerSchool Holdings, Inc. and the TRA Holders parties thereto, dated June 6, 2024. (included as Annex F to the Information Statement and incorporated herein by reference).

(f)	Section 262 of the General Corporation Law of the State of Delaware (included as Annex G to the Information Statement and incorporated herein by reference).

(g)	None.

107+	Filing Fee Table.

*	Certain portions of this exhibits marked with “[****]” have been redacted and separately filed with the Securities and Exchange Commission pursuant to a request for confidential treatment.
+	Previously filed with the Transaction Statement on Schedule 13E-3 filed with the SEC on July 23, 2024.

SIGNATURES

After due inquiry and to the best of the undersigned’s knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

POWERSCHOOL HOLDINGS, INC.

By:	/s/ Hardeep Gulati
Name: Hardeep Gulati
Title: Chief Executive Officer

[Signature Page to SC 13E-3/A]

After due inquiry and to the best of the undersigned’s knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

VISTA EQUITY PARTNERS FUND VI, L.P.

By: Vista Equity Partners Fund VI GP, L.P.
Its: General Partner

By: VEPF VI GP, Ltd.
Its: General Partner

By:	/s/ Robert F. Smith
Name: Robert F. Smith
Title: Director

VISTA EQUITY PARTNERS FUND VI-A, L.P.

By: Vista Equity Partners Fund VI GP, L.P.
Its: General Partner

By: VEPF VI GP, Ltd.
Its: General Partner

By:	/s/ Robert F. Smith
Name: Robert F. Smith
Title: Director

VEPF VI FAF, L.P.

By: Vista Equity Partners Fund VI GP, L.P.
Its: General Partner

By: VEPF VI GP, Ltd.
Its: General Partner

By:	/s/ Robert F. Smith
Name: Robert F. Smith
Title: Director

SEVERIN TOPCO, LLC

By:	/s/ Hardeep Gulati
Name: Hardeep Gulati
Title: Chief Executive Officer

VEP GROUP, LLC

By:	/s/ Robert F. Smith
Name: Robert F. Smith
Title: Managing Member

[Signature Page to SC 13E-3/A]

By:	/s/ Robert F. Smith
Name: Robert F. Smith

[Signature Page to SC 13E-3/A]

After due inquiry and to the best of the undersigned’s knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

PINNACLE HOLDINGS I L.P.

By: Pinnacle Holdings I GP Inc.
Its: General Partner

By:	/s/ Laurence Goldberg
Name: Laurence Goldberg
Title: Vice President

ONEX PARTNERS IV SELECT LP

By: Onex Partners IV GP LLC
Its: General Partner

By:	/s/ Joshua Hausman
Name: Joshua Hausman
Title: Director

ONEX US PRINCIPALS LP

By: Onex American Holdings GP LLC
Its: General Partner

By:	/s/ Joshua Hausman
Name: Joshua Hausman
Title: Director

ONEX PARTNERS IV LP

By: Onex Partners IV GP LP
Its: General Partner

By: Onex Partners IV GP Limited
Its: General Partner

By:	/s/ Joshua Hausman
Name: Joshua Hausman
Title: Director

ONEX PARTNERS IV GP LP

By: Onex Partners IV GP Limited
Its: General Partner

By:	/s/ Joshua Hausman
Name: Joshua Hausman
Title: Director

[Signature Page to SC 13E-3/A]

ONEX PARTNERS IV PV LP

By: Onex Partners IV GP LP
Its: General Partner

By: Onex Partners IV GP Limited
Its: General Partner

By:	/s/ Joshua Hausman
Name: Joshua Hausman
Title: Director

ONEX POWERSCHOOL LP

By: Onex American Holdings GP LLC
Its: General Partner

By:	/s/ Joshua Hausman
Name: Joshua Hausman
Title: Director

OPH B LP

By: OPH B GP LLC
Its: General Partner

By: Onex Partners Holdings LLC
Its: Managing Member

By:	/s/ Joshua Hausman
Name: Joshua Hausman
Title: Director

ONEX PARTNERS CANADIAN GP INC.

By:	/s/ David Copeland
Name: David Copeland
Title: Vice President

ONEX AMERICAN HOLDINGS GP LLC

By:	/s/ Joshua Hausman
Name: Joshua Hausman
Title: Director

ONEX PRIVATE EQUITY HOLDINGS LLC

By:	/s/ Joshua Hausman
Name: Joshua Hausman
Title: Director

[Signature Page to SC 13E-3/A]

ONEX PARTNERS IV GP LTD.

By:	/s/ Joshua Hausman
Name: Joshua Hausman
Title: Director

ONEX PARTNERS IV GP LLC

By:	/s/ Joshua Hausman
Name: Joshua Hausman
Title: Director

ONEX CORPORATION

By:	/s/ David Copeland
Name: David Copeland
Title: Managing Director, Finance

By:	/s/ Gerald W. Schwartz
Name: Gerald W. Schwartz

[Signature Page to SC 13E-3/A]

After due inquiry and to the best of the undersigned’s knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

BCPE POLYMATH BUYER, INC.

By:	/s/ Valentin Fernandez
Name: Valentin Fernandez
Title: Vice President & Treasurer

[Signature Page to SC 13E-3/A]

After due inquiry and to the best of the undersigned’s knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

BAIN CAPITAL INVESTORS, LLC

By:	/s/ Max de Groen
Name: Max de Groen
Title: Authorized Signatory

BAIN CAPITAL XIII GENERAL PARTNER, LLC

By: Bain Capital Investors, LLC
Its: Manager

By:	/s/ Max de Groen
Name: Max de Groen
Title: Authorized Signatory

BAIN CAPITAL FUND XIII, L.P.

By: Bain Capital XIII General Partner, LLC
Its: General Partner

By: Bain Capital Investors, LLC
Its: Manager

By:	/s/ Max de Groen
Name: Max de Groen
Title: Authorized Signatory

BCPE POLYMATH TOPCO GP, LLC

By: Bain Capital Fund XIII, L.P. its Member

By: Bain Capital XIII General Partner, LLC its General Partner

By: Bain Capital Investors, LLC its Manager

By:	/s/ Max de Groen
Name: Max de Groen
Title: Authorized Signatory

BCPE POLYMATH TOPCO, LP

By: BCPE Polymath Topco GP, LLC its general partner

By: Bain Capital Fund XIII, L.P. its Member

By: Bain Capital XIII General Partner, LLC its General Partner

By: Bain Capital Investors, LLC its Manager

By:	/s/ Max de Groen
Name: Max de Groen
Title: Authorized Signatory

BCPE POLYMATH PARENT, LLC

By:	/s/ Valentin Fernandez
Name: Valentin Fernandez
Title: Vice President & Treasurer

[Signature Page to SC 13E-3/A]

BCPE POLYMATH INTERMEDIATE, LLC

By: BCPE Polymath Parent, LLC its Member

By:	/s/ Valentin Fernandez
Name: Valentin Fernandez
Title: Vice President & Treasurer

[Signature Page to SC 13E-3/A]